Contact

www.linkedin.com/in/vglava (LinkedIn)

Top Skills

Equities
Options
Trading

Victor Glava

CTO at GigaStar
Greater Chicago Area

Summary

Victor is the CTO of GigaStar, where he leads the engineering team in executing the company's technical vision and strategy, and intensifying efforts to scale the GigaStar Market platform, including the development of its secondary market.

Previously, Victor was a Technical Leader within the Brokerage organization at Robinhood, where he was instrumental in many strategic initiatives, within market data, reference data, and crypto. Prior, Victor co-founded and served as CTO of Cove Markets, a Chicago-based provider of best execution trading software for crypto assets, which was acquired by Robinhood in 2021. Preceding Cove, Victor co-founded and served as CTO of OptionsCity Software, a financial technology firm for professional traders and risk managers that ultimately became a global leader in electronic trading solutions, which was acquired by Vela Trading systems in 2017. He holds a BS in Computer Engineering and an MS in Computer Science from the Illinois Institute of Technology.

Experience

GigaStar
CTO
January 2024 - Present (2 years 4 months)

Robinhood
Technical Leader, Brokerage
December 2021 - January 2024 (2 years 2 months)

Cove Markets (acq. by Robinhood)
CTO & Co-Founder
September 2018 - December 2021 (3 years 4 months)
Chicago, IL

Vela

VP of Engineering

July 2017 - July 2018 (1 year 1 month)

Chicago, IL

Post acquisition of OptionsCity, Victor remained with Vela Trading System as VP of Engineering responsible for transitioning and integrating the OptionsCity trading solutions into the Vela suite of products and services.

OptionsCity Software, Inc.

CTO & Co-Founder

October 2006 - June 2017 (10 years 9 months)

Chicago, IL

As CTO and co-founder of OptionsCity, Victor was responsible for defining and driving the technology vision for the firm, which allowed it to become a global provider of electronic trading solutions with offices in Chicago, New York and London. Over more than 10 years, Victor led the development team in building innovative, award-winning software trading solutions.

Vela Trading Systems acquired OptionsCity Software in June 2017.

Chicago Trading Company

Associate Director

October 2004 - October 2006 (2 years 1 month)

Professional Benefit Administrators, Inc.

Senior Software Engineer

May 2004 - October 2004 (6 months)

Tellabs Operations, Inc.

Staff System Specialist

2002 - 2004 (2 years)

Education

Illinois Institute of Technology

MS, Computer Science · (2000 - 2001)

Illinois Institute of Technology

BS, Computer Engineering · (1996 - 2000)